AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
MAY 15, 2008

INVESTMENT COMPANY ACT FILE NO. 811-21630
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(AMENDMENT NO. 1)

NT ALPHA STRATEGIES FUND
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(NAME OF ISSUER)

NT ALPHA STRATEGIES FUND
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(NAMES OF PERSON(S) FILING STATEMENT)

INVESTMENT COMPANY COMMON INTERESTS
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(TITLE OF CLASS OF SECURITIES)

N/A
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(CUSIP NUMBER OF CLASS OF SECURITIES)

CRAIG CARBERRY
NT ALPHA STRATEGIES FUND
50 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60675
(312) 630-6000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
____________________________________________

COPIES TO:
PHILIP H. HARRIS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of NT Alpha Strategies Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $13,062,741.00 of common interests ("Interests") in the Fund or portions thereof pursuant to tenders by unitholders of the Fund ("Unitholders") at a price equal to the net asset value of Interests as of March 31, 2008 and originally filed with the Securities and Exchange Commission on January 18, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central Time, on February 15, 2008 (the "Expiration Date"). Pursuant to the Offer, $10,644,932 of Interests were tendered and accepted by the Fund, at a net asset value of $10,644,932 as determined as of March 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NT ALPHA STRATEGIES FUND

By:	/s/ Joseph W. McInerney
Joseph W. McInerney
President